Exhibit 99.1

Unaudited pro forma combined financial information

The following unaudited pro forma combined financial information is based on the historical financial statements of AerCap and ILFC and is intended to provide information about how the ILFC Transaction might have affected the historical financial statements of AerCap if it had been consummated at an earlier time. The unaudited pro forma combined financial information is provided for illustrative purposes only and does not necessarily reflect the financial position or results of operations that would have actually resulted had the ILFC Transaction occurred as of January 1, 2014, nor should it be taken as indicative of the future financial position or results of operations of AerCap.

The unaudited pro forma combined income statement information has been prepared for the year ended December 31, 2014, and gives effect to the ILFC Transaction as if it had occurred on January 1, 2014. The unaudited pro forma combined financial information contained herein was prepared in accordance with Regulation S-X Article 11 (“Article 11”). The unaudited pro forma financial information included in AerCap’s Annual Report on Form 20-F, as filed with the SEC on March 30, 2014, was prepared in accordance with ASC 805, Business Combinations (“ASC 805”). The historical consolidated income statement has been adjusted in the unaudited pro forma combined financial information to give effect to events that are (1) directly attributable to the ILFC Transaction, (2) factually supportable, and (3) expected to have a continuing impact on the combined results. The unaudited pro forma combined financial information should be read in conjunction with the accompanying notes thereto.

The unaudited pro forma combined financial information does not include an unaudited pro forma balance sheet, as the ILFC Transaction was completed and thus is reflected in the Consolidated Balance Sheet of AerCap as of December 31, 2014.

The unaudited pro forma financial information is for informational purposes only and may not necessarily reflect the actual results of operations had the ILFC Transaction been consummated on January 1, 2014. The pro forma information does not adjust for gain from sales, impairment charges, expenses relating to the residual value guarantees that do not have a continuing impact and loss from early extinguishment of debt. In addition, the pro forma financial information does not adjust for, among other things, the maintenance rights intangible expenses, the integration related cost savings, the expected change in tax rate due to the reorganization of ILFC’s corporate structure and assets, or the change in interest rate when the existing debts are refinanced in the future. The pro forma financial information is not designed to represent the future expected financial results of AerCap. The ILFC Transaction resulted in significant increases of our asset and liabilities, as well as revenues and expenses.

The unaudited pro forma combined financial information is based on, and should be read in conjunction with, the following:

•            the historical financial statements of AerCap as of and for the year ended December 31, 2014, and the related notes thereto; and

•            the historical financial statements of ILFC as of and for the three months ended March 31, 2014 and the related notes.

The unaudited pro forma combined financial information has been prepared using the acquisition method of accounting under ASC 805. AerCap acquired all of the issued and outstanding common stock of ILFC in exchange for the following consideration:

•            $2.4 billion in cash, excluding a special distribution of $600.0 million paid by ILFC to AIG on May 13, 2014; and

•            97,560,976 newly-issued AerCap common shares.

AerCap was treated as the acquirer in the ILFC Transaction for accounting purposes in accordance with ASC 805. The pro forma adjustments reflect the final purchase price allocation.

AerCap expects to incur additional costs associated with integrating the operations of ILFC and AerCap. The unaudited pro forma combined financial information does not include the costs of future integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies that may result from the ILFC Transaction. In addition, the unaudited pro forma combined financial information does not adjust for the expenses relating to the maintenance rights intangible, as discussed further in 5(i).

Unaudited pro forma combined income statement

For the year ended December 31, 2014

	AerCap Historical	ILFC Historical
	Year ended December 31, 2014	Period beginning January 1, and ending May 13, 2014		Purchase accounting adjustments		Pro forma combined
	(U.S. dollars in thousands, except share and per share amounts)

Revenues and other income
Lease revenue	$3,498,300	$1,526,885	(a)	$(8,408	)(f)	$5,016,777
Net gain on sale of assets	37,497	56,921		—		94,418
Other income	104,491	44,153		—		148,644
Total Revenues and other income	3,640,288	1,627,959		(8,408)		5,259,839

Expenses
Depreciation and amortization	1,282,228	666,134	(b)	(139,907	)(g)	1,808,455
Asset impairment	21,828	49,247	(c)	—		71,075
Interest expense	780,349	496,535	(d)	(147,230	)(h)	1,129,654
Operating lease-in costs	—	—		—		—
Leasing expenses	190,301	37,619	(e)	—	(i)	227,920
Transaction and integration related expenses	148,792	—		(122,477	)(j)	26,315
Selling, general and administrative expenses	299,892	153,890		—		453,782
Other expenses	—	3,298		—		3,298
Total Expenses	2,723,390	1,406,723		(409,614)		3,720,499

Income before income taxes and income of investments accounted for under the equity method	916,898	221,236		401,206		1,539,340
Provision for income taxes	(137,373)	(77,328)		(88,265	)(k)	(302,966)
Equity in net earnings of investments accounted for under the equity method	28,973	—		—		28,973
Net income	$808,498	$143,908		$312,940		$1,265,346
Net loss attributable to non-controlling interest	1,949	—		—		1,949

Net income attributable to AerCap Holdings N.V.	$810,447	$143,908		$312,940		$1,267,295

Basic earnings per share	$4.61					$5.99
Diluted earnings per share	$4,54					$5.91

Weighted average shares outstanding - basic	175,912,662			35,816,906	(l)	211,729,568
Weighted average shares outstanding - diluted	178,684,989			35,816,906	(l)	214,501,895

(a)   Amounts were presented as Rental of flight equipment in the ILFC financial statements.

(b)   Amounts were presented as Depreciation of flight equipment in the ILFC financial statements.

(c)   Amounts were presented separately as Aircraft impairment charges on flight equipment held for use and Aircraft impairment charges and fair value adjustments on flight equipment sold or to be disposed in the ILFC financial statements

(d)   Amounts were presented as Interest in the ILFC financial statements.

(e)   Amounts were presented as Aircraft costs in the ILFC financial statements.

See the accompanying notes to the unaudited pro forma combined financial information, which are an integral part of these statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1. Description of the transaction

On December 16, 2013, AerCap and AerCap Ireland Limited, a wholly owned subsidiary of AerCap, entered into an agreement with AIG for the purchase of 100 percent of the common stock of ILFC for consideration consisting of $2.4 billion in cash and 97,560,976 newly issued AerCap common shares (the “ILFC Transaction”). In addition, ILFC paid a special distribution of $600.0 million to AIG prior to the consummation of the ILFC Transaction. On May 14, 2014 (the “Closing Date”), the ILFC Transaction was completed.

The total consideration paid to AIG, excluding a special distribution of $600.0 million paid by ILFC to AIG on May 13, 2014, had a value of approximately $7.0 billion based on AerCap’s closing price per share of $46.59 on May 14, 2014. On the Closing Date, immediately after consummation of the ILFC Transaction, all of ILFC’s assets were transferred substantially as an entirety to AerCap Global Aviation Trust (“AerCap Trust”), a legal entity formed on February 5, 2014, and AerCap Trust assumed substantially all of the liabilities of ILFC. AerCap Ireland Capital Limited, a wholly-owned subsidiary of AerCap Ireland Limited, and ILFC, an indirect subsidiary of AerCap Trust, are the sole beneficiaries of AerCap Trust.

In connection with the ILFC Transaction, on the Closing Date, AerCap Trust and AerCap Ireland Capital Limited, issued $2.6 billion aggregate principal amount of senior notes (the “Acquisition Notes”), consisting of three tranches of varying tenor in a private placement, of which $2.4 billion was used to satisfy the cash consideration of the ILFC Transaction and general corporate purposes. The Acquisition Notes are fully and unconditionally guaranteed on a senior unsecured basis by AerCap and certain of its subsidiaries, including ILFC. Additionally, in December 2013, our subsidiary, AerCap Ireland Capital Limited entered into a credit agreement for a senior unsecured revolving credit facility with AIG. The revolving credit facility provides for an aggregate commitment of $1.0 billion and may be used for AerCap’s general corporate purposes. AerCap Trust and ILFC are unconditional guarantors of the facility.

As a result of the ILFC Transaction, AIG owns approximately 46 percent of AerCap. A portion of the AIG shares remain subject to a lockup agreement providing for the staggered expiration of lockup periods beginning nine months and ending 15 months after the Closing Date. To date, no shares have been sold by AIG. AIG has entered into agreements with AerCap regarding voting restrictions, standstill provisions and certain registration rights.

2. Basis of presentation

The unaudited pro forma combined financial information was based on the historical financial statements of AerCap and ILFC. Certain reclassifications have been made to the historical financial statements of ILFC to conform to AerCap’s presentation. The unaudited pro forma combined financial information contained herein was prepared in accordance with Regulation S-X Article 11 (“Article 11”). The unaudited pro forma financial information included in AerCap’s Annual Report on Form 20-F, as filed with the SEC on March 30, 2015, was prepared in accordance with ASC 805. The acquisition will be accounted for, and the unaudited pro forma combined financial information was prepared, using the acquisition method of accounting. The acquisition method of accounting is based on ASC 805 and uses the fair value concepts defined in ASC 820, Fair Value Measurements (“ASC 820”). ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. In addition, ASC 805 establishes that the consideration transferred is measured at fair value at the date of consummation of the ILFC Transaction.

ASC 820 defines the term “fair value” and sets forth the valuation requirements for any asset or liability to be measured at fair value and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants.  Many of these fair value measurements can be highly subjective, and it is also possible that others applying reasonable judgment to the same facts and circumstances could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, the assets acquired and liabilities assumed were recorded as of the consummation of the ILFC Transaction at their respective fair values and consolidated with the assets and liabilities of AerCap. Financial statements and reported results of operations of AerCap issued after consummation of the ILFC Transaction reflected these values.

AerCap performed a review of ILFC’s accounting policies and made necessary adjustments to harmonize the combined company’s financial statements to conform to its accounting policies. The accounting policy harmonization post-acquisition related primarily to the accounting for maintenance related items. The unaudited pro forma combined income statement for year ended December 31, 2014 does not reflect the harmonized accounting policies during the period prior to the acquisition date.

Under ASC 805, acquisition related transaction and integration costs, including banking fees, professional fees and severance and other compensation costs, are expensed in the periods in which the costs are incurred. Total acquisition related transaction and integration costs incurred by AerCap and ILFC for the nine month period beginning October 1, 2013 and ended June 30, 2014 were approximately $140 million. These transaction and integration related expenses do not have a continuing impact and have therefore been excluded in the unaudited pro forma combined income statement.

3. Purchase consideration

The consideration transferred to effect the ILFC Transaction consisted of the following:

(US dollars in thousands except share and per share amounts)

Cash consideration (a)	$2,400,000
97,560,976 AerCap common shares issued multiplied by AerCap closing share price per share of $46.59 on May 14, 2014	4,545,366
Stock compensation	12,275
Consideration transferred	$6,957,641

(a)   Excludes the $600.0 million special distribution paid by ILFC to AIG.

4. Assets acquired and liabilities assumed

The following is a summary of the final allocation of the purchase price to the estimated fair values of the identifiable assets acquired, the liabilities assumed and non-controlling interest at the Closing Date. Please refer to our Annual Report on Form 20-F, as filed with the SEC on March 30, 2015, for additional details.

Amounts Recognized as of the Closing Date
(U.S. dollars in thousands)
Cash and cash equivalents and restricted cash	$2,958,809 (a)
Flight equipment held for operating leases, net	24,038,423
Prepayments on flight equipment	3,176,322

Maintenance rights intangible and lease premium	4,082,029 (b)
Other intangibles	489,805
Accrued maintenance liability	(2,575,118)
Debt	(24,339,842)
Other assets and liabilities	(853,834)
Non-controlling interest	(77,047)
Estimate of fair value of net assets acquired	$6,899,547
Consideration transferred	6,957,641
Goodwill	$58,094

(a)               Includes $0.8 billion of Restricted cash.

(b)               Includes $4.0 billion maintenance rights intangible, and the remaining amount relates to lease premium.

5. Purchase accounting adjustments

(f)                        Reflects the amortization of the lease premium on a straight line basis as a reduction of revenue over the remaining lease term for each operating lease contract. The lease premium represents the value of an acquired lease where the contractual rent payments are above the market rate. The weighted average amortization period for the lease premium is approximately six years.

Year ended December 31, 2014
(U.S. dollars in thousands)
Amortization of lease premium	$(8,408)

Total adjustment	$(8,408)

*                              Total lease premium amortization included in the pro forma financial information for the year ended December 31, 2014 was ($22,870), including ($14,462) as part of the actual financial results of AerCap between May 14 and December 31, 2014.

(g)                       Reflects lower depreciation of flight equipment held for operating lease, and the amortization of the other intangibles. For the purpose of the pro forma income statements, depreciation has been calculated based on the fair value of flight equipment held for operating lease at the acquisition date. Flight equipment is depreciated to its estimated residual value using the straight-line method over the assets’ useful life, generally 25 years from the date of manufacture, or different period depending on the disposition strategy. The current estimates for the residual values of most aircraft types are 15 percent of original manufacture cost, in line with industry standards, except where more recent industry information indicates a different value is appropriate. The remaining useful lives were determined for each asset and range up to 25 years, with a weighted average remaining life of approximately 16 years.

The other intangibles primarily consist of customer relationship intangible assets and other intangible assets, which are amortized on a straight-line basis over the weighted average life of approximately 16 years.

Year ended December 31, 2014
(U.S. dollars in thousands)
Depreciation adjustment	$(151,425)
Amortization of other intangibles	$11,518

Total adjustment	$(139,907)

*                              Depreciation included in AerCap’s historical financial results for the year ended December 31, 2014, included $932,782 due to the ILFC Transaction between May 14 and December 31, 2014. Total other intangibles amortization included in the pro forma financial information for the year ended December 31, 2014 was $31,176, including $19,658 as part of the actual financial results of AerCap between May 14 and December 31, 2014.

(h)                      Reflects the interest expense adjustment on the existing ILFC debt taking into account the fair value of the debt as of the acquisition date; the additional interest expense related to the Acquisition Notes, as if the financing had occurred as of January 1, 2014; and additional interest expense related to the accretion of the maintenance liabilities and security deposits to their respective nominal values, and the reductions related to interest capitalized on prepayments for flight equipment. The interest expense adjustment on the existing ILFC debt was based primarily on the difference between the historical interest expense on the ILFC debt including amortization of debt issue costs and the effective interest expense determined based on the fair value of the ILFC debt and the terms of the debt as if the transaction occurred as of January 1, 2014. The Acquisition Notes interest expense was based on the effective interest method taking into account amortization of related debt issue costs, the contracted fixed interest rate and term of the Acquisition Notes.

Year ended December 31, 2014
(U.S. dollars in thousands)
Adjustment to interest expense relating to fair value of ILFC debt	$(177,089)
Interest expense relating to Acquisition Notes	40,463
Other adjustments relating to maintenance, deposits and prepayment on flight equipment	(10,604)
Total adjustment	$(147,230)

*                              Total interest expense adjustments included in the pro forma financial information for the year ended December 31, 2014 was ($393,101), including ($245,871) as part of the actual financial results of AerCap between May 14 and December 31, 2014.

(i)                         The maintenance rights intangible assets represent the difference between the specified maintenance return condition in our leases and the actual physical condition of our aircraft at the Closing Date. For those contracts which pay maintenance deposit rents during the lease term (maintenance reserved contracts), the maintenance rights intangible asset is expensed at the time the lessee claims a reimbursement relating to the cost of a qualifying maintenance event that relates to pre-acquisition usage. For those contracts which have an end-of-lease compensation requirement related to the maintenance condition of the aircraft (end-of-lease contracts), the maintenance rights intangible asset is expensed upon lease termination to the extent the lease end cash compensation paid to us is less than the maintenance right intangible asset. The expense related to the maintenance rights intangible asset is classified as leasing expenses. The timing of the maintenance rights intangible expense is dependent on post-acquisition claims from lessees during the remaining lease term for qualifying maintenance events on our aircraft and lease terminations.  We believe the maintenance rights intangible expense related to expected post-acquisition claims and lease terminations does not meet the factually supportable requirement in accordance with Article 11. As a result, no adjustments were made to leasing expenses during the pro-forma periods presented. Based on our internal forecasts of expected claims from lessees and expected lease terminations including estimated end of lease cash compensation payments prepared in February 2015, the estimated maintenance rights intangible expense approximates $420 million during 2015. The aircraft portfolio acquired from the ILFC Transaction had a weighted average remaining lease term of approximately five years. The forecast includes uncertainties related to the timing of lessee claims for maintenance events on our aircraft and lease terminations including estimates of expected end of lease cash compensation payments to us and is subject to change.

(j)                         Adjustment to reverse the transaction and integration related expenses that do not have a continuing impact of $122,477 for the year ended December 31, 2014.

(k)                      Reflects the income tax impact of the adjustments to lease revenue, depreciation, interest expense and transaction and integration related expenses based on a 22% average tax rate, estimated based on the source and amount of earnings among different tax jurisdictions.

(l)                          Reflects the combined basic and diluted weighted-average shares outstanding following the issuance of 97,560,976 AerCap shares.